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                                                                   EXHIBIT 3.3


                               CERTIFICATE OF AMENDMENT
                                          OF
                           MAVERICK RESTAURANT CORPORATION


We, Chris F. Hotze, President and Linn F. Hohl, Secretary, of Maverick Restaurant Corporation, a corporation organized and existing under the laws of the State of Kansas, do hereby certify that at a meeting of the Board of Directors of the corporation, the board adopted a resolution setting forth the following amendment to the Articles of Incorporation and declaring its advisability:

     FIRST:  The name of this Corporation is AMARILLO MESQUITE GRILL, INC.

We further certify that thereafter, pursuant to the resolution and in accordance with the bylaws of the corporation and the laws of the State of Kansas, the Board of Directors called a meeting of stockholders for consideration of the proposed amendment, and thereafter, pursuant to notice and in accordance with the statutes of the State of Kansas, the stockholders entitled to vote voted in favor of the proposed amendment.

We further certify that the amendment was duly adopted in accordance with the provisions of K.S.A. 17-6602, as amended.

In Witness Whereof, we have hereunto executed this amendment this 23rd day of May, 1997.


                              /s/Chris F. Hotze, President

                              /s/Linn F. Hohl, Secretary

State of Kansas     )
                    ) SS.
County of Sedgwick  )

Be it remembered that before me, a Notary Public in and for the aforesaid county and state, personally appeared Chris F. Hotze, President, and Linn F. Hohl, Secretary, of Maverick Restaurant Corporation, who are known to me to the same persons who executed the foregoing certificate and duly acknowledged its execution of the same this 23rd day of May, 1997.


                              /s/Notary Public

My appointment or commission expires on January 1, 2001.